SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20035-900 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No     ☒

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A – PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3 No. 333-92044) and related Prospectus Supplement of Petroleo Brasileiro S.A.-PETROBRAS (“Petrobras”) and Petrobras International Finance Company (“PIFCo”), dated September 8, 2004, for the issuance of US$ 600,000,000 of 7.75% Global Notes due September 15, 2014, and to the incorporation by reference therein of our report dated February 13, 2004, with respect to the consolidated financial statements of Petrobras and its subsidiaries included in the Annual Report (Form 20-F/A) of Petrobras for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young
Auditores Independentes S/S

Rio de Janeiro, RJ - Brazil

September 8, 2004

September 8, 2004

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A.—PETROBRAS (“Petrobras”)

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 333-92044) and related Prospectus Supplement of Petrobras and Petrobras International Finance Company (“PIFCo”), dated September 8, 2004, for the issuance of US$ 600,000,000 of 7.75% Global Notes due September 15, 2014, of our reports dated May 7, 2004 and August 11, 2004 relating to the unaudited condensed consolidated interim financial statements of Petrobras for the quarter ended March 31, 2004 and the six months ended June 30, 2004, respectively, included in its Form 6-Ks furnished to the SEC on June 30,2004 and August 30, 2004.

/s/ Ernst & Young
Auditores Independentes S/S

Rio de Janeiro, RJ - Brazil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2004

PETRÓLEO BRASILEIRO S.A – PETROBRAS

By:	/s/ José Sergio Gabrielli de Azevedo

José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor
Relations Director